

December 7, 2022

Thomas Allen
Chief Financial Officer
Membership Collective Group Inc.
180 Strand
London, WC2R 1EA
United Kingdom

> **Re: Membership Collective Group Inc.**
> **Form 10-K for the fiscal year ended January 2, 2022**
> **Filed March 16, 2022**
> **Form 8-K filed November 16, 2022**
> **File Nos. 001-40605**

Dear Thomas Allen:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended January 2, 2022

Critical Accounting Estimates, page 65

1.	Please disclose whether you believe the estimated fair values of your reporting units substantially exceed their carrying values. For any reporting units that have estimated fair values that do not substantially exceed their carrying values, please provide useful and meaningful information that would allow investors to better assess the probability of a future goodwill impairment, including the following:
    - Identify the reporting unit and quantify the amount of goodwill allocated to the reporting unit.
    - Disclose the percentage by which the estimated fair value exceeded carrying value as of the date of the most recent impairment test.
    - Disclose and discuss the specific critical assumptions used in your fair value

determination.
- Address the degree of uncertainty associated with your key assumptions and disclose how changes in key assumptions could impact your fair value determination.
- Describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect your key assumptions.

6. Leases, page 103

2. We note your disclosure on page 105 that you are expecting to capitalize approximately $982 million in total undiscounted lease payments related to 10 operating lease agreements that are in various stages of construction by the landlord. In order to better understand the Company's accounting, please confirm whether the $982 million is related to the amount expected to comprise the ROU asset at lease commencement. Furthermore, please tell us how the Company considered the guidance in ASC 842-40-55-3 through ASC 842-40-55-5 and the examples in ASC 842-40-55-40 through ASC 842-40-55-44 in accounting for such leases. In providing your answer please clarify whether the Company is incurring any costs prior to lease commencement and how the Company is accounting for such costs.

Item 9 A. Controls and Procedures, page 133

3. Please revise to address what steps have been completed to date in remediating your material weaknesses, including any completed control design and testing procedures, what still remains to be completed, and revise to update your estimate of the expected timing of your remediation plan.

Form 8-K filed on November 16, 2022

General

4. We note that you have presented both the House-Level and Other Contribution Margin on a percentage basis. Please revise your disclosure to also present GAAP gross margin on a percentage basis. Refer to footnote 27 of Final Rule 33-8176, Conditions for Use of Non-GAAP Financial Measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ameen Hamady at 202-551-3891 or in his absence Isaac Esquivel at 202-551-3395 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction